AN:SEC

BERU Aktiengesellschaft
Mörikestr. 155
D-71636 Ludwigsburg
Deutschland
Tel.: +49/7141/132-246
Fax: +49/7141/132-586

RECEIVED
2004 SEP 28 P 1:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BERU

Corporate Communications Investor Relations

From/Von:	**Stephanie Schaefer/SIR**
Date/Datum:	**17.9.2004**
To/An:	**Securities and Exchange Commission** Division of Corporate Finance Office of International Corporate Finance 450 Fifth Street, N.W. Washington DC, 20549
Fax:	**001-202 942 9624**

SUPPL

BERU Aktiengesellschaft. Exemption number: 82-34 750

04045152

Dear Sir, Madame,

please find as page 1-2 the BERU AG press release:

U.S. regulatory authority NHTSA issues details of mandatory introduction of tire-pressure monitoring systems

PROCESSED
SEP 29 2004
THOMSON FINANCIAL

Your´s sincerly

i.A.

Stephanie Schaefer
Corporate Communications/Investor Relations

9/28

Press information

BERU

Contents: NHTSA approves standards

Target group: Daily press and financial press

U.S. regulatory authority NHTSA issues details of mandatory introduction of tire-pressure monitoring systems

Ludwigsburg, September 17, 2004 --- **The U.S. transportation authority, NHTSA (National Highway Transportation Safety Agency), has published details for the regulation in force for the last two years prescribing that all vehicles newly registered in the United States must be fitted with tire-pressure monitoring systems, thus finally implementing the stipulations of the TREAD Act. Automobile manufacturers are called upon to fit 50% of their vehicles with such systems already in the first year – from September 1, 2005. BERU, the Ludwigsburg automotive supplier, is one of the three leading suppliers of tire-pressure monitoring systems.**

Following a series of accidents caused by faulty tires, as early as August 2000 the U.S. authorities called for the mandatory introduction of tire-pressure monitoring systems in all new vehicles. NHTSA presented the new, stricter regulations one year after being called upon to do so by a U.S. federal court.

Last autumn, a U.S. federal court at first suspended the possibility to choose between the less expensive but also less accurate indirectly measuring anti lock brake sensor based technology and the superior directly measuring technology. Consumer-protection experts argued that the more expensive directly measuring system was safer. Directly measuring systems such as BERU's TSS (Tire Safety System) measure the exact tire pressure with the aid of a microchip in combination with temperature and pressure sensors inside the tire, and give warnings on tire-pressure loss, one of the main causes of the feared tire bursts. The U.S. transportation authority, NHTSA, was requested to revise the system requirements. The introductory schedule, which originally called for an initial fitting ratio of 10% of all new vehicles as of 2004, was also subject to revision.

As of September 1, 2005, NHTSA's new regulations call for the fitting of tire-pressure monitoring systems to 50% of new vehicles in the first year, 90% in the following year, and after that 100% - applicable to all passenger cars and light vehicles sold in the United States. The guidelines also stipulate that drivers must be warned at the latest after a pressure loss of 25% in one of a vehicle's tires capable of four-tire under inflation detection. The one-tire, 30%-option has been eliminated.

NHTSA has calculated that in total, the market for tire-pressure monitoring systems will amount to US $ 0.8-1.2 billion, and has stated that several thousand accidents could thus be prevented each year.

Last year, BERU increased its sales revenues generated by electronic tire-pressure monitoring systems from € 20 million to more than € 30 million. On the North American continent, BERU cooperates with Lear Corporation, a U.S. automotive supplier.

Dr. Rainer Podeswa, BERU's Executive Board Member responsible for Research and Development and Sales, stated: "After our sales revenues in the first quarter were similar to the prior year's level due to the uncertainty on the upcoming U.S. legislation and the postponement of a startup by one of our customers, NHTSA's stricter guidelines should lead to a substantial pick-up in demand for our directly measuring tire-pressure monitoring systems.

We are surprised by the rapid introduction scenario, which stipulates that 50% of all newly registered cars and light vehicles in the United States must be fitted with a TPMS (tire pressure monitoring system) in the first year commencing September 1, 2005. After all, some 17 million vehicles are sold annually in the United States which will be subject to this regulation. German manufacturers alone export 600,000 vehicles per annum to North America every year, with a rising trend."

Further information is available from:

BERU AG

Corporate Communications & Investor Relations

Stephan Haas

Tel.: +49 (0)7141 132 246

E-mail: corporate-communications@beru.de